

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Tony Saldana
General Counsel
Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, FL

> **Re: Digital Media Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 1, 2023**
> **File No. 333-271563**

Dear Tony Saldana:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

Private Placement of Convertible Preferred Stock and Warrants, page 1

1. We note your disclosure that you conducted a Private Placement on March 29, 2023 pursuant to which you issued 80,000 shares of Series A Preferred Stock, 60,000 shares of Series B Preferred Stock and warrants to purchase 14,444,444 shares of Class A Common Stock, and that this registration statement is intended to cover the resale of the Class A Common Stock underlying the securities issued in the Private Placement. However, we also note that your Preliminary Information Statement filed on May 2, 2023 and Definitive Information Statement filed on May 17, 2023 indicate that holders of a majority of your outstanding voting shares authorized by written consent the issuance of 80,000 shares of Series A Preferred Stock, 60,000 shares of Series B Preferred Stock and warrants to purchase 14,444,444 shares of Class A Common Stock as of April 28, 2023, and that this issuance will become effective twenty days after the Information Statement is

mailed to your shareholders. Please reconcile these disclosures, or tell us why there appears to be a discrepancy regarding the dates on which the issuance of the securities in the Private Placement was authorized and occurred. Clarify whether the Private Placement was completed, and whether the purchasers in the Private Placement were irrevocably bound, prior to the filing of this registration statement. Refer to Question 134.01 of the Securities Act Compliance and Disclosure Interpretations located on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at (202) 511-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeremy Moore